Exhibit 1

Media Relations Jorge Pérez	Investor Relations Eduardo Rendón	Analyst Relations Luis Garza
+52 (81) 8888-4334 mr@cemex.com	+52 (81) 8888-4256 ir@cemex.com	+52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES INCREASE OF PREVIOUSLY ANNOUNCED

TENDER OFFER FOR 9.625% NOTES DUE 2017

MONTERREY, MEXICO, OCTOBER 3, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it is increasing the maximum amount (the “Maximum Tender Amount”) of the 9.625% Senior Secured Notes due 2017 (the “2017 Notes”), issued by CEMEX Finance LLC, that it is seeking to purchase for cash pursuant to its previously announced tender offer (the “Tender Offer”) to €220,000,000, from the original amount of €150,000,000.

Full details of the terms and conditions of the Tender Offer are included in CEMEX’s offer to purchase, dated September 25, 2013, as amended and supplemented by the supplement, dated October 3, 2013 (the “Offer to Purchase”), relating to the 2017 Notes. Except for the increase in the Maximum Tender Amount, all other terms and conditions of the Tender Offer are unchanged.

The following table summarizes the material pricing terms for the Tender Offer:

Title of Security	ISIN	Aggregate Principal Amount Outstanding	Maximum Tender Amount	Early Tender Date	Base Consideration	Early Tender Payment	Total Consideration
9.625% Senior Secured Notes due 2017	XS0473870607 / XS0473787884	€350,000,000	€220,000,000 Aggregate Principal Amount	5:00 p.m., New York City time, on October 8, 2013	€1,033.50*	€30*	€1,063.50*

*	Per €1,000 principal amount of 2017 Notes accepted for purchase.

Holders of 2017 Notes that are validly tendered at or prior to 5:00 p.m., New York City time, on October 8, 2013 (the “Early Tender Date”) and whose 2017 Notes are accepted for purchase will be entitled to receive the Total Consideration, which includes an early tender payment equal to €30 per €1,000 principal amount of 2017 Notes (the “Early Tender Payment”). Holders who tender 2017 Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”)

and whose 2017 Notes are accepted for purchase will be entitled to receive only the Base Consideration per €1,000 principal amount of 2017 Notes, which amount is equal to the Total Consideration less the Early Tender Payment. Holders who validly tender their 2017 Notes in the Tender Offer and whose 2017 Notes are accepted for purchase will also receive accrued and unpaid interest on the 2017 Notes from the last interest payment date preceding the applicable settlement date to, but not including, such settlement date. 2017 Notes that have been validly tendered cannot be withdrawn, except, in each case, as may be required by applicable law.

If the principal amount of the 2017 Notes validly tendered exceeds the Maximum Tender Amount, the principal amount of 2017 Notes purchased will be prorated based on the principal amount tendered. If any tendered 2017 Notes are not accepted for payment, such 2017 Notes will be returned without expense to the tendering holder. If the principal amount of 2017 Notes validly tendered at or prior to the Early Tender Date exceeds the Maximum Tender Amount (i.e., the Tender Offer is “fully subscribed”) and CEMEX accepts any such 2017 Notes for purchase, CEMEX will prorate its purchase of such 2017 Notes and will not accept for purchase any 2017 Notes tendered after the Early Tender Date. In addition, if the Tender Offer is fully subscribed as of the Early Tender Date and CEMEX accepts the Maximum Tender Amount of 2017 Notes for purchase, CEMEX will not accept for purchase any 2017 Notes tendered after the Early Tender Date. If the Tender Offer is not fully subscribed as of the Early Tender Date, holders who validly tender 2017 Notes after the Early Tender Date may be subject to proration, but holders who validly tender 2017 Notes at or prior to the Early Tender Date and whose 2017 Notes are accepted for purchase will not be subject to such proration.

CEMEX reserves the right, subject to applicable law, to extend, withdraw or terminate the Tender Offer, further increase or decrease the Maximum Tender Amount or otherwise amend the terms of the Tender Offer.

The Tender Offer will expire at 11:59 p.m., New York City time, on October 23, 2013 and is subject to, and conditioned upon, the satisfaction or waiver of certain conditions described in the Offer to Purchase.

CEMEX has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup”) to act as Dealer Managers for the Tender Offer. Holders with questions about the Tender Offer can contact BofA Merrill Lynch’s Liability Management Group at (888) 292-0070 (toll free) or (646) 855-3401 (collect); or Citigroup’s Liability Management Group at (800) 558-3745 (toll free) or (212) 723-6106 (collect). Holders can obtain additional copies of the Offer to Purchase and related material from the Information Agent and Tender Agent, D.F. King (Europe) Limited, +44 (0) 20 7920 9700 or in the United States (800) 488-8035 (toll-free) or (212) 269-5550 (collect).

This release does not constitute an offer to purchase any securities of CEMEX in any transaction. The Tender Offer is being made pursuant to the Offer to Purchase, copies of which will be delivered to holders of the 2017 Notes, and which set forth the complete terms and conditions of the Tender Offer. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Tender Offer. The Tender Offer is not being made to, nor will CEMEX accept tenders of 2017 Notes from, holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the tender agent, the information agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the Tender Offer.

Neither the Offer to Purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

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